October 20, 2006

Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Telecom Italia Media S.p.A., File No. 333-12334

Dear Mr. Spirgel,

     We have received your letter dated September 27, 2006, setting forth comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “TI Media 20-F”) of Telecom Italia Media S.p.A. (“TI Media”), File No. 333-12334.

TI Media acknowledges that:

  TI Media is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  TI Media may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     To facilitate the Staff’s review, we have reproduced the applicable captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

Item 3. Key Information
Selected Consolidated Financial Information, page 2

1.	In future filings, please provide reconciliations of your IFRS financial data to that of US GAAP in this section pursuant to Instruction 2 to Item 3A of Form 20-F.

Response:

     We have included comparable U.S. GAAP information to the selected financial data under IFRS in our 2005 Form 20-F (we have shown U.S. GAAP data for five years). See pages 2 to 4 of our 2005 Form 20-F. We believe that this meets the requirements of Instruction 2 to Item 3A of Form 20-F. Please let us know if you believe additional information is required.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 21

2.	We note your presentation of the line item “Operating loss before deprecation and amortization” within consolidated statements of operation in this section. Please advise us your basis in presenting this subtotal.

Response:

     We acknowledge that the line item is a non GAAP financial measure and we should have followed the guidance given in of Item 10(e) of Regulation S-K in our presentation of these measures. The “Operating loss before depreciation and amortization (EBITDA)” is used by us to monitor the operating performance of our group and its individual business segments. This measure is derived from operating income/(loss) by adding back certain Statement of Operations items representing charges that are non-cash items in nature (depreciation & amortization, write-downs/write-backs of non-current assets), as well as capital losses/gains on the sale of non-current assets (excluding assets relative to discontinued operations and gains on the sale of non-consolidated equity investments).

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

     We use EBITDA both internally and externally. Internally, this measure is used, among other measures, to assess the operating performance of our various businesses against our business plan and financial targets, and against each other and the businesses of our competitors. Externally, this measure is reported in our Italian annual report and is used in presentations to investors and analysts, since we believe that this is an accurate indicator of our performance.

     In our future filings, we will no longer include “Operating loss before depreciation and amortization (EBITDA)”.

3.	In future filings please expand your MD&A discussion to discuss your measure of segment income separately for each reportable segment.

Response:

     In our future filings, we will expand our MD&A discussion to include our measure of segment income separately for each reportable segment.

Item 12. Control and Procedures, page 69

4.	We note your disclosure that “[w]ithin the 90 days prior to the date of this report, Telecom Italia Media S.p.A., under the supervision and with the participation of our management, including the Managing Director and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosures control and procedures…” Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised Item 307. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please revise in future filings.

Response:

     We hereby confirm that our disclosure controls and procedures are effective.

     As requested, we will revise our disclosure in future filings to comply with your comments above.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

5.	We note your statement that “[o]ur management necessarily applied its judgment in assessing the costs and benefits of such controls and procedure, which by their nature can provide only reasonable assurance regarding management’s control objectives” Please revise, in future filings, to state clearly, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective.

See Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. In particular, see Section II F.4.

Response:

      We will clearly state in future filings the conclusions of our certifying officers pursuant to Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, in particular, Section II F.4.

6.	We note your disclosure that “[o]ur disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclosed in the reports that we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.” Please clarify, in future filings, that our disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

Response:

     In our future filings we will expand the conclusions of our management on the disclosure controls and procedures in line with the scope of Rule 13a-15(e) under the Exchange Act.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

7.	We note your disclosure that “[t]here have been no significant changes in our internal controls or other factors that could significantly negatively affect internal controls subsequent to date of their evaluation.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially effect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Response:

     We can confirm that there was no change in TI Media’s internal control over financial reporting during TI Media’s fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, TI Media’s internal control over financial reporting. We will provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Item 17. Financial Statements and Notes
Consolidated Statements of Cash Flows, page F-7

8.	Tell us why you presented your statement of cash flows with “net loss from continuing operations” instead of “net income”.

Response:

     In accordance with paragraph 33(c) of IFRS 5 – Non Current Assets Held for Sale and Discontinued Operations, the net cash flows attributable to operating, investing and financing activities of discontinued operations/assets held for sale should be disclosed separately either in the notes or on the face of the statement of cash flows.

     We chose to present separately in one line of the cash flow statement the total amount of cash flows generated by (used in) discontinued operations / assets held for sale.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

     We believe that this presentation fulfils the stated objectives of IAS 7 – Cash Flow Statements “to require the provision of information about the historical changes in cash and cash equivalents of an entity by means of a cash flow statement which classifies cash flows during the period from operating, investing and financing activities”.

     Paragraph 6 of IAS 7, defines operating activities as “the principal revenue-producing activities of the entity and other activities that are not investing or financing activities”. We believe that, in applying the indirect method, the exclusion of the operating results of discontinued operations / assets held for sale best represents this definition of operating cash flows.

     As a result of this, Telecom Italia Media, in using the indirect method for reporting the net cash flows from operating activities, decided to start with net income from continuing operations.

9.	We note in footnote (I) that you present the line item “Net change in current financial liabilities” net of the effects of the purchase/sale of equity investments in consolidated subsidiaries within financing activities section. In this regard, explain to us why you did not separately present these effects under investing activities section as required under paragraph 39 of IAS 7. Also, explain to us why you present this item on a net basis rather a gross basis. Refer to paragraph 22 of IAS 7.

Response:

     To clarify, the line item "Net change in current financial liabilities" excludes the changes of this line item related to the acquisition/disposal of businesses/subsidiaries (for example, the change in current financial liabilities of the Internet Business Unit which was diposed of). These changes are classified in the line "Cash flows generated by (used in) discontinued operations".

     Pursuant to the paragraph 39 of IAS 7 the aggregate cash flows arising from the purchase/disposal are disclosed separately in investing activities respectively in the line “Acquisition of business, net of cash acquired” and “Consideration received on the disposal of subsidiaries, net of cash disposed”.

     We will revise our disclosure in future filings to clarify our cash-flow presentation pursuant to your comments above.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

Note 2. Accounting Policies
Cash and Cash Equivalents, page F-15

10.	We note your disclosures and in Note 11 (page F-27) that “[i]ncluded in cash and cash equivalents is the Group’s claim to Euro 450 million in cash held as of December 31, 2005 in Telecom Italia’s Treasury Center”. Tell us your IFRS basis in classifying this claim a cash equivalent or revise.

Response:

     We manage our liquidity through our parent company, Telecom Italia, central treasury on the basis of two different agreements, (i) a “cash pooling” agreement and a (ii) short-term deposit agreement.

     We have considered and evaluated the following issues:

  Cash-pooling agreement: every day the balance (credit or debit) existing in our bank accounts is transferred to a Telecom Italia bank account within the same financial institution. As a consequence, our bank accounts always have a nil balance. According to the contract between the parties, Telecom Italia acts exactly like a bank and we have the complete availability of such cash. Cash is remitted to us on demand. At December 31, 2005, Telecom Italia Media had euro 50 million in cash-pooling.

  Short-term deposit: in order to manage excess liquidity and get better conditions from the financial institutions, Telecom Italia provides funds to financial institutions on our behalf. We communicate to Telecom Italia the intention to make a deposit for a certain amount (at the end of 2005 such deposit amounts to € 400 million) and for a certain period of time (no less than one week and no more than one month). Telecom Italia negotiates with a bank of its choice a deposit, and replicates the same conditions to us. The money is in our availability at the end of the period, but, in case of necessity, the company can convert the deposit in cash at any time: in such event, here is a fee to be paid to Telecom Italia. Consequently, there is no risk of significant changes in the value of the amounts deposited with Telecom Italia.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

     Based on the above, we believe the liquidity deposited within Telecom Italia should be considered as cash (cash pooling) or cash equivalent (short term deposit), in accordance with the definitions contained in IAS 7 paragraphs 6 and 9.

Note 3. Goodwill and Other Intangible Assets, page F-21

11.	We note that you utilized independent valuation experts in your annual impairment review. While you are not required to make reference to this independent valuation, when you do you should also disclose the name(s) of the expert(s) and include the consents of the expert(s). If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Response:

     We will revise our disclosure in future filings to comply with your comments above. Should we elect to delete the reference to independent valuation experts, we will explain the methods and assumptions used by management to determine the valuation.

Note 13. Shareholders’ Equity, page F-30

12.	Tell us and disclose the nature of the exchange reserve and the tax- deferred reserve recorded within shareholder’ equity. Explain to us your IFRS basis in recording these reserves within equity rather than within liabilities.

Response:

     We acknowledge that the English translation of our disclosure may be imprecise: in fact, we have not recorded any tax-deferred reserves or exchange reserve in equity.

     The reference to “tax-deferred” reserves was meant to explain that certain reserves recorded in shareholders’ equity (for an amount of approximately €4 million) are taxable upon distribution.

     We will revise our disclosure in future filings to clarify our disclosure pursuant to your comments above.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

Note 20. Litigation, page F-35

13.	Tell us and disclose your accounting policy for contingent liabilities as required under IAS 37. Also, with respect to each claim disclosed, advise us and disclose the amount of contingent liability recorded, and where you have recorded them in the financial statements. If not, please explain why not.

Response:

     In accordance with Paragraph 27 of IAS 37 we do not recognize contingent liabilities. We recognize reserves for future risks and charges when we have an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group companies’ resources will be required to satisfy the obligation and a reliable estimate of the amount can be made. Changes in estimates are reflected in the statement of operations in the year in which the change occurs.

     With respect to each claim disclosed on pages F-35 and F-36 we did not record any provision, on the basis of our assessment (based on the opinions of both external and internal legal counsels) that an outflow of resources is not probable.

     We will revise our disclosure in future filings to comply with your comments above.

Note 31. Financial Expenses, page F-43

14.	We note your disclosures of the Euro 282,400,000 writedown of the Finanziaria Web investment during 2004. Tell us and disclose the facts and circumstances behind the impairment recorded, and what tangible or intangible assets have been written down. Also, explain to us why you did not separately present the impairment before line item “total operating expenses” on the face of the income statements.

Response:

     On November 11, 2001 De Agostini initiated arbitration proceedings against SEAT (now Telecom Italia Media), Matrix, Buffetti Group and Finanziaria Web for the alleged non fulfillment of the framework agreement of September 20, 2000, with regard to SEAT’s obligation to acquire the Finanziaria Web S.p.A.’s shares still held by the De Agostini Group. Effectively, the De Agostini Group maintained that all the conditions stipulated in the contract for executing the agreement were fulfilled, whereas Telecom Italia Media maintains that this is not true and that, in any case,

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

changes in market conditions rendered the acquisition excessively onerous. The De Agostini Group sought specific performance of the framework agreement and the sale of Finanziaria Web shares to Telecom Italia Media for €700 million, as well as the payment of unspecified damages.

     The claims of De Agostini were brought to the arbitration courts, and on March 24, 2004, the Arbitration Board invited the parties to evaluate the possibility of reaching an out of court settlement.

     On June 28, 2004, Telecom Italia Media settled the dispute under arbitration with the De Agostini Group. Under the settlement agreement, which replaced the framework agreement of September 20, 2000, De Agostini Invest transferred its entire stake in Finanziaria Web to Telecom Italia Media. Instead of the initially agreed price of Euro 700 million, Telecom Italia Media paid Euro 325 million.

     On July 9, 2004, Telecom Italia Media sold the investment to Telecom Italia – Telecom Italia Media’s parent. This transaction, concluded at the price of Euro 43 million, was determined on the basis of fair value, based on three valuations prepared by independent appraisers.

     Since the interest acquired in Finanziaria Web S.p.A. was held by us for a period of eleven days, we did not consolidate such interest (while we continued to consolidate the 60% share in Finanziaria Web S.p.A.) and considered the investment as a financial asset available for sale.

     As mentioned above, since the acquisition for a total consideration of €325 million had a fair value of €43 million, as of June 30, 2004 we recognized an impairment charge of €282 million on the financial asset, and classified such impairment as a financial expense.

     We believe our accounting treatment reflects the substance of the transaction: we acquired (and immediately sold) an investment at a value higher than its fair value, as a result of the agreements signed in 2000 and we recognized the related impairment charge in the 2004 statement of operations.

     Although the related charge is not separately disclosed in the income statement within operating expenses, we believe that we have provided the financial statements user with sufficient information and description of the transaction in the Notes to the Financial Statements.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

15.	In addition, we note from Note 12 (page F-28) that you reported the 2005 operating results of Finaziaria Web as discontinued operations. We are unclear why you did not report the above impairment as part of your discontinued operations in 2004. Please explain. Refer to paragraph 34 of IFRS 5.

Response:

     For purposes of your question, we refer also to our response in question 14, where we have outlined the IFRS accounting treatment of the acquisition and subsequent disposal of the non-controlling interest in Finanziaria Web in 2004.

     Paragraph 34 of IFRS 5 requires that “an entity shall re-present the disclosures in paragraph 33 for prior periods presented in the financial statements so that the disclosures relate to all operations that have been discontinued by the balance sheet date for the latest period presented”. We did not consider that the settlement of arbitration in 2004, and the related excess of purchase consideration over fair value of the noncontrolling interest acquired should be considered part of the business. Since the 2004 transaction is unrelated to the 2005 disposal of our controlling interest in Finanziaria Web, and the impairment charge recognized in 2004 related to the financial asset representing the 40% interest in Finanziaria Web acquired and immediately disposed of, we have not reclassified such charge as part of the 2004 discontinued operations, where we have classified the 2004 operating results of Finanziaria Web pertaining to the Telecom Italia Media Group only.

Note 36. Reconciliation to accounting principles generally accepted in the
United States, page F-70

16.	Refer to footnote (3). Tell us why you believe that it is appropriate under IFRS to account for the reorganization of the Group’s internet operations as a sale.

Response:

     As disclosed in various parts of our 2005 Form 20-F, in June 2005 we disposed of our Internet business through the sale of our subsidiaries Nuova Tin.it, Finanziaria Web and Matrix to Telecom Italia, for a cash consideration of €950 million.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

     In order to determine the proper IFRS accounting treatment we have considered and evaluated the following matters:

  Telecom Italia controls Telecom Italia Media, with more than 60% (at the time of the transaction) of the voting rights;

  the transaction has been agreed by the two Board of Directors (Telecom Italia’s and Telecom Italia Media’s). However, both Telecom Italia and Telecom Italia Media obtained several fairness opinions from investment banks and independent appraisers, which formed the basis for determining the cash consideration of €950 million;

  we believe the transaction has “economic substance”: we disposed of the Internet business in order to focus on our Media activities (Television);

  we have effectively disposed of the Internet business receiving cash, and no continuing involvement or uncertainties exist;

  IAS27 paragraph 30 states:

  The income and expenses of a subsidiary are included in theconsolidated financial statements from the acquisition date asdefined in IFRS 3. The income and expenses of a subsidiary areincluded in the consolidated financial statements until the date onwhich the parent ceases to control the subsidiary. The differencebetween the proceeds from the disposal of the subsidiary and itscarrying amount as of the date of disposal, including the cumulativeamount of any exchange differences that relate to the subsidiaryrecognised in equity in accordance with IAS 21 The Effects ofChanges in Foreign Exchange Rates, is recognised in theconsolidated income statement as the gain or loss on the disposal ofthe subsidiary.

     Based on the above, we believe that, in substance, this was a sale of the subsidiaries to the parent, and that in the IFRS accounts of Telecom Italia Media this transaction can be treated as a sale, with gain recognition.

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46

17.	In addition, tell us why you believe it is appropriate to classify the payment of Euro 950 million cash received from Telecom Italia as an investing activity rather than as a financing activity in your Statements of Cash Flows. Refer to Item 5 on page 25 in this regard.

Response:

     The payment received from Telecom Italia represents the cash flow arising from the disposal of our ownership interests in Tin.it, Finanziaria Web and Matrix. Paragraph 39 of IAS 7 requires that the aggregate cash flows arising from disposals of subsidiaries or other business units shall be presented separately and classified as investing activities. As a result, we have classified the cash flow arising from the disposal of the Internet business as investing activity.

*           *          *

     We are available to discuss any of our responses with the Staff at their convenience. In that connection, the Staff should not hesitate to contact the undersigned at 011-39-06-355- 84795 (fax: 011-39-06-3558-4702) or our counsel Luigi L. De Ghenghi, at 011-44-20-7418-1018 (fax: 011-44-20-7710-4918) or George Hacket, at 011-49-69-9757-0320 (fax: 011-49-747744).

Very truly yours,

/s/ Paolo Serra

Paolo Serra
Chief Financial Officer

cc:	Luigi L. De Ghenghi (Davis Polk & Wardwell) George Hacket (Davis Polk & Wardwell) Mario Lamprati (Reconta Ernst & Young S.p.A.) Margy Coll (Reconta Ernst & Young S.p.A.)

Gruppo Telecom Italia – Direzione e coordinamento di Telecom Italia S.p.A.
Sede legale: Via Cristoforo Colombo, 142 – 00147 Roma – Tel. +39 06 515051 – Casella Postale 292 – CAP 00100
Cod. Fisc. e Iscriz. al Reg. delle Imp.: 12213600153 – P. IVA 13289460159 – Cap. Soc. Euro 100.327.259,46